Exhibit 99.1

DHT Holdings, Inc. Amends Time Charter for DHT Eagle

ST. HELIER, Channel Islands--(BUSINESS WIRE)--Jan. 4, 2012--

DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

DHT has amended the time charter with Frontline for the VLCC DHT Eagle, whereas the charter hire shall be paid at $26,000 per day monthly in advance for the remaining period of the charter commencing January 1, 2012. The difference between the original charter hire and the amendment, being $6,500 per day, shall be paid in arrears with one lump sum payment in December 2012 and a second lump sum payment at the end of the charter period. Following the amendment, the nominal revenue and charter period remains unchanged. The amendment also includes revised terms that will mitigate certain operating risks for DHT under the charter.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2011.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

DHT Holdings, Inc.
Eirik Ubøe
Phone: +44 1534 639 759 and +47 412 92 712
eu@dhtankers.com